MORSE, ZELNICK, ROSE & LANDER

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

October 11, 2011

WRITER’S DIRECT LINE

(212) 838-4175

Mr. Jay E. Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Blue Moose Media, Inc.

Current Report on Form 8-K

Filed August 25, 2011

File No. 0-53769

Dear Mr. Ingram:

As counsel to Blue Moose Media, Inc. (the “Company”), we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated September 21, 2011 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

General

1.

The EDGAR system reflects August 25, 2011 as “Date of report (Date of earliest event reported).” Please revise.

We have so revised the document.

Forward- Looking Statements, page iii

2.

Since Blue Moose Media, Inc. or Blue Moose is a penny stock issuer, Blue Moose is ineligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and replace the words “may not be available” with the words “are not available” in the second paragraph’s last sentence.

We have so revised the document.

3.

Please clarify the reference to the Securities Merger Act of 1934 here and to the Merger Act under “Section 16(a) Beneficial Ownership Reporting Compliance” on page 21.

We have so revised the document.

Summary, page 1

4.

Please tell us how you are accounting for the warrants you reference in the first and third paragraphs of your summary. Please reference the appropriate authoritative guidance in your response.

The warrants referenced in the first and third paragraph were sold for cash in connection with the sale of underlying common shares.  The proceeds from the sale of the unit was allocated to the warrants and underlying common stock in accordance with ASC Topic

Description of Business, page 2

5.

Please disclose the specific factual basis for and the context of all Blue Moose’s beliefs, estimates, and opinions in this section. This pertains particularly to disclosure of all projections, statistics, and assertions. Note that Blue Moose must have a reasonable basis for all projections, statistics, and assertions. If not, Blue Moose should remove them from the filing. If Blue Moose relies on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the Form 8-K.

We have removed these projections, statistics and assertions from the document.

6.

Please disclose the distribution methods of Blue Moose’s products. See Item 101(h)(4)(ii) of Regulation S-K.

Please see revised disclosure added to final paragraph of "Description of Business – Overview".

7.

Please disclose competitive business conditions and Blue Moose’s competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Please see additional disclosure added as "Competition" heading to Description of Business.

8.

Please state the duration or term of any patent held by Blue Moose. See Item 101(h)(4)(vii) of Regulation S-K. Further, provide us the serial number assigned to any pending patent application by the United States Patent and Trademark Office so that we may access the information online.

Please see additional disclosure added as second paragraph of "Description of Business – Overview".  As requested our patent application for Ceramic Dead End Filters in the United States has been assigned #12/937,643

Our Company, page 2

9.

The disclosure indicating that U.S. operations are located in Minneapolis, Minnesota is inconsistent with disclosure under “Properties” on page 16 that U.S. operations are located in White Bear Lake, Minnesota. Please reconcile the disclosures.

We have revised the document to reflect that our U.S. operations are located in White Bear Lake, Minnesota.

Our Operations, page 2

10.

We note your disclosure that you have three principal areas of business as follows: manufacture and sale of diesel particulate filters for the control of soot exhaust particles from diesel engines; manufacture and sale of ceramic membranes for the filtration of water and manufacture and sale of kiln furniture to support ceramics during the firing process. Please tell us what consideration you have given to the guidance found in ASC Topic 280.

The Company has three different products Diesel Particulate Filters, Water Filters and Kiln Furniture, and different customers purchase these products. However, the Company’s management has not organized the operations in a manner wherein they would be considered to have three business or reportable segments. The manufacturing of these three products uses virtually the same production process and equipment.  The products are (i) manufactured from the same raw materials, (ii) extruded or cast, using the same machinery, (iii) fired in the same furnaces and (iv) coated using the same processes. While orders are usually shipped from the closest manufacturing location to reduce shipping cost, a particular order can be shipped from either Denmark or Minnesota.  In addition, the Company uses the same sales force to sell each of their products.

Management generally evaluates operating results at the sales order level not by product level. As the products are manufactured using the same raw materials, employees, process and equipment, management focus is in utilizing production process in a manner which it expects will be the most profitable. Management would be unable to allocate the assets i.e., equipment to the underlying products.

Management does not identify separate distinguishable reporting segments and thus has not included such disclosure in the Financial Statements or the Current Report.  To report such information would require the Company to sort and summarize revenue and manufacturing cost information by sale, determine the basis or cost elements to allocate other related operating expense and assets which would be costly to the Company and not provide management with any future benefit.

Manufacturing, page 4

11.

Please disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

We have no agreements with any suppliers other than standard purchase orders for each purchase made by the Company

12.

If applicable, please identify any principal supplier. See Item 101(h)(4)(v) of Regulation S-K. We note the risk factor disclosure on page 5 that there is a limited supply of silicon carbide available to Blue Moose.

We have added this disclosure.

Sales, page 4

13.

Please disclose the amount of revenues attributable to each major customer during the past two fiscal years. We note the disclosure in note 13 to the financial statements on page F-19.

We have revised the disclosure under the "Sales" caption to reflect this information

14.

Please disclose whether you have entered into an agreement with any major customer, and, if so, tell us what consideration you have given to filing any agreement with a major customer as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

We have no agreements with any customer other than customer purchase orders for each sale.

Research and Development, page 4

15.

Please disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

We have revised the disclosure under the "Research and Development" caption to reflect this information.  None of these costs were borne directly by customers.

16.

Please disclose the amount of funds provided by governmental entities or others during each of the last two fiscal years for projects of Blue Moose. We note the disclosure on page 3 that Blue Moose received a $2 million grant from The Danish National Advanced Technology Foundation to develop a SiC-based membrane that can perform reverse osmosis.

We have revised the disclosure under the "Ceramic Silicon Carbide Membranes for Liquid Filtration " caption to reflect this information.

Risk Factors, page 4

17.

It appears that some of Blue Moose’s assets and some of its directors and officers may be located outside of the United States. Advise us what consideration Blue Moose has given to risk factor disclosure of effecting service of process within the United States or elsewhere against the company or these individuals and of bringing an original action against the company or these individuals within the United States or elsewhere.

We have added this as a Risk Factor.

Officers and directors may have conflicts of interests..., page 4

18.

Please disclose the amount of time that directors and officers dedicate to the company and its business.

We have revised to disclosure under this Risk Factor to reflect this information.

We have agreed to indemnification of officers and directors..., page 5; Insufficient funds to  develop our business, page 5; We face competition and technological advances by competitors,  page 5; There is a limited trading market for our Common Stock, page 8; The market price and  trading volume of our Common Stock may be volatile, page 8

19.

Please revise the caption or heading of each risk factor to state briefly the risk’s consequences or effects.

We have made changes to such headings where appropriate

We rely on sub-contractors to meet current demand for our products..., page 6

20.

We note the disclosure that Blue Moose does not have sufficient manufacturing capacity to meet the current demand for its products and relies on a single subcontractor to enable it to meet this demand. Please disclose whether Blue Moose has entered into an agreement with the single subcontractor, and, if so, advise us what consideration Blue Moose has given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

We are not party to any agreement with our subcontractor

We will incur significant costs as a result of operating as a public company..., page 8

21.

Please disclose the known or estimated costs that Blue Moose will incur as a result of operating as a public company.

We have revised the disclosure under this Risk Factor to reflect this information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  10

Results of Operations, page 10

June 30, 2011 Compared to June 30, 2010, page 12

22.

We note your reference to EBITDA, a non-GAAP financial measure, here and on page 12. Please revise your filing to include all of the required disclosures under Item 10 of Regulation S-K, or remove this measure from your filing.

We have removed this measure from our filing.

23.

Your disclosure quantifies the changes in revenues and expenses, but does not explain the reasons for these changes. Please revise your filing to provide a more comprehensive discussion of the factors which led to changes in your operations. This comment also applies to your discussion of December 31, 2010 compared to December 31, 2009.

We have so revised the document to explain the reasons for these changes

Liquidity and Capital Resources, page 13

24.

We note your disclosures related to your lines of credit. Please supplementally tell us whether these facilities require you to comply with certain covenants. If you are required to comply with covenants please revise your filing to clearly disclose whether you were in compliance at the end of the reporting period. Please be advised, if it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

As disclosed in the discussion of "Liquidity and Capital Resources" all of our lines of credit are due on demand and therefore, any covenants are irrelevant to our ability to maintain these lines of credit.

25.

Please tell us what consideration Blue Moose has given to filing the standby line of credit agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

See answer to Item 24.

Cash Flows, page 13

26.

Your discussions of changes in cash flows provided by operating activities appear to merely repeat information found on your balance sheets. Please provide a more enhanced discussion related to the reasons for changes in your balance sheet captions, specifically current assets and current liabilities.

We have revised the disclosure to explain the reasons for these charges.

Significant Accounting Policies, page 14

27.

Please revise your disclosures to supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure here should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you should discuss tax planning strategies you employ which are factored into your determination of the recoverability of tax losses and the judgment utilized in determining your allowance for doubtful accounts. Please note these are suggestions and this is not intended to be an exhaustive list. Please refer to the SEC’s Interpretation: commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72]\

We have revised the accounting policies to provide greater insight into the quality and the variability of information and how it may impact our operating performance

Properties, page 16

28.

Please tell us what consideration Blue Moose has given to filing the lease agreements for its corporate headquarters and production facility in Denmark and for its United States operations in Minnesota as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

We believe that our leases are standard forms used in Denmark and the United States.  In addition the leases for our Denmark properties are in Danish and over 40 pages.  Since we are a small company it would create a hardship on us if we had to devote time and effort and translate these leases into English.

Directors and Executive Officers and Key Employees, page 18

29.

Describe briefly the business experience of Mr. Aldo Petersen during the past five years. See Item 5.02(c)(2) of Form 8-K and Item 401(e)(1) of Regulation S-K.

We have clarified this disclosure to provide the information.

30.

For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

We have provided this disclosure in the Section captioned "Directors and Executive Officers and Key Employees".

Agreements with Named Executive Officers, page 20

31.

Please file any compensatory plan, contract, or arrangement with any named executive officer as an exhibit to the Form 8-K. See Item 610(b)(10) of Regulation

32.

S-K. We note the disclosure that Blue Moose has employment agreements with Messrs. Lasse Andreassen and Donald S. Debelak.

We have filed these agreements

Description of Securities, page 23

33.

We note the “qualified in its entirety” language relating to applicable provisions of Nevada Law. Please not that you may not qualify information in the Form 8-K by reference to information outside the Form 8-K unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. Further, ensure that statements in the form about documents such as the certificate of incorporation and bylaws filed as exhibits to the form include all material provisions of the documents.

We have removed the reference to Nevada law.

Listing, page 24

33.

Revise the disclosure, including the caption or heading, to indicate that Blue Moose’s common stock is quoted rather than listed on the OTC Bulletin Board. As appropriate, revise the disclosure elsewhere in the Form 8-K.

We have so revised the disclosure.

Consolidated Statements of Operations and Comprehensive Income, page F-4

34.

Please revise your statement of operations to comply with the guidance found under ASC Topic 810-10-55-4J. In this regard, the amount of consolidated net income and the net income attributable to the parent and the noncontrolling interest should be presented separately on the face of the statement. Please note this comment applies to all statements of operations presented in your filing.

All statements of operations, Comprehensive income have been revised to comply with ASC Topic 810-10-55-4J and 810-10-55-4K

Consolidated Statement of Cash Flows, page F-7

35.

To the extent that your presentation of net income changes on the face of your statement of operations, please revise your statement of cash flow accordingly. Refer to ASC Topic 230-10-45. Please note this comment applies to all of the statements of cash flows included in this filing.

All statement of Cash Flows were revised to reconcile the Net Income (Loss) to net cash flow from operating activities.

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page F-8

36.

Please tell us how you accounted for the issuance of shares to acquire an additional 15% of CoMeTas AS. Include in your discussion how you determined the value of shares issued.

No common shares were issued to acquire the 15% interest in CoMeTas AS.  The shares representing the 15% interest in CoMeTas where returned to the CoMeTas AS upon the departure of the previous Chief Executive Officer.  These shares were valued at $280,039 the purchase price for the Chief Executive Officer.

Note 1 – Summary of Significant Accounting Policies – Accounts Receivable, page F-9

37.

Please revise your filing to include a roll forward of your allowance for doubtful accounts.

We have revised our filings to include a roll forward of the allowance for doubtful accounts in the MD&A under significant accounting estimates and significant accounting policies in the financial statements..

Note 2 – Related Party Transactions, page F-12

38.

We note that you have recorded an $80,000 loan to a minority shareholder in equity. Please provide to us the details of this loan and explain how you determined that recording such a loan as equity is appropriate under current accounting guidance.

During 2008, the $80,272 receivable from the President of LiqTech NA and minority shareholder was created when LiqTech NA made an $802,721 request for capital from its shareholders. LiqTech AS contributed equipment with a fair market value, based on the cost to purchase the equipment, of $722,449 and LiqTech NA accepted a note receivable from its president and minority shareholder of $80,272 to preserve his 10% ownership interest.  During 2008, 2009, 2010 and the portion of 2011 it remained outstanding. The President paid interest on the note and paid down the principle to $80,000.  As the receivable was from an officer of LiqTech NA for the President to preserve his ownership interest, the Note Receivable was recorded in the balance sheet as a deduction from stockholders’ equity. This is generally consistent with Rule 5-02.30 of Regulation S-X which states that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from stockholders’ equity and not as assets.

It was generally noted that all amounts receivable from officers and directors resulting from sales of stock or from other transactions (other than expense advances or sales on normal trade terms) should be separately stated in the balance sheet irrespective of whether such amounts may be shown as assets or are required to be reported as deductions from stockholders’ equity.

As the receivable from the president was not repaid prior to issuance of the financial statements it was deducted from stockholders’ equity and adjusted in the proforma financial statements as the note was repaid upon the Presidents sale of his 10% ownership interest in the merger.

Note 10 – Income Taxes, page F-15

39.

Please revise your filing to disclose the amount and expiration dates of your operating loss carryforwards. Refer to ASC Topic 740-10-50-3.

We have revised Note 10 to include the amount and expiration dates of operating loss carryforward as follows:

40.

We note your disclosure that management estimates that the company will generate adequate net profits to use the deferred tax assets; consequently, a valuation allowance has not been recorded. Please further enhance your disclosure, if appropriate, to confirm that you comply with the requirements set forth in ASC Topic 740-10-30-5e in determining your valuation allowance.

We have enhanced our disclosure to confirm that we comply with the ASC Topic 740-10-30-5e in determining the valuation allowance.

41.

Please disclose the rate at which you determined the computed tax at expected statutory rates.

The table to reconcile income tax expense at the US federal statutory rate of 34% and Danish rate of 25% to income tax expense at the company’s effective rate has been amended in the attached financial statements.

Blue Moose Media, Inc., Liqtech USA, Inc., Consolidated Liqtech A/S and subsidiaries, page F40

42.

Please revise your first paragraph to disclose the actual date the transaction took place.

We have revised the first paragraph of the proforma to disclose the actual date the transaction took place.

43.

Please explain why you have included balance sheet information for Liqtech USA at July 31, 2011 and income statement information for the period from inception, May 9, 2011 to July 31, 2011 rather than using a June 30, 2011 date.

We included the balance sheet information for LiqTech USA at July 31, 2011 and the income statement from inception on May 9, 2011 to July 31, 2011 rather than the using a June 30, 2011 date as LiqTech, USA was not funded until July 19, 2011. We concluded it would be more meaningful to the reader of the proforma to show the funded balance sheet of LiqTech USA in the proforma rather than recording the funding as a proforma adjustment.

Exhibits

44.

Please submit an interactive data file consistent with the requirements of Item 601(b)(101)(i)(C) of Regulation S-K.

According to Item 601(b)(101)(i) of Regulation S-K, a registrant, which is not a registered investment company, is required to furnish Interactive Date Files with a Form 8-K filed with the Commission under the following circumstance:

“… only when the Form 8-K contains audited financial statements that are a revised version of financial statements that previously were filed with the Commission that have been revised pursuant to applicable accounting standards to reflect the effects of certain subsequent events, including a discontinued operation, a change in reportable segments or a change in accounting principle,….”(Also see Footnotes Nos. 74 and 185 of the Interactive Data File adopting release, SEC Release Nos. 33-9002; 34-59324; 39-2461; IC-28609).

We believe that the Current Report does not contain the financial statements which would require the inclusion of Interactive Data Files.  The audited financial statements filed with the Current Report are the audited consolidated financial statements for the fiscal years ended December 30, 2010 and 2009 of the businesses of Liqtech A/S and its subsidiaries acquired by us upon the consummation of the Merger.

Exhibit 2.1

45.

Please refile Exhibit 2.1 with a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

We have refilled Exhibit 2.1 to include a list identifying contents of all omitted schedules.

As requested, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ George Lander

George Lander